CORFINSURA


03032014

Medellín, May 16, 2003

2 - 068080
File No. 82- 3989

OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

Re: 12G3-2 (b) Information Submitted by
Corporación Financiera Nacional y Suramericana S.A.

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,



MARGARITA MARIA MESA M.
Secretary General



CORPORACIÓN FINANCIERA NACIONAL Y SURAMERICANA S.A.
Carrera 43A No. 3-101 PBX (4) 319 62 00 Fax (4) 268 43 86 A.A. 1039 MEDELLÍN - COLOMBIA
Avenida 8 Norte No. 12N-43 PBX (2) 668 44 22 Fax (2) 668 26 12 A.A. 4289 CALI - COLOMBIA
Calle 72 No. 7-64 Piso 11 PBX (1) 310 03 55 Fax (1) 211 46 02 A.A. 8151 BOGOTÁ D.C. - COLOMBIA
Calle 34 (Plaza de los Coches Esquina) No. 7-33 Piso 3 PBX (5) 664 44 66 Fax (5) 664 39 29 A.A. 570 CARTAGENA - COLOMBIA
Corfilínea 01 8000 515 511 - www.corfinsura.com

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION)
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES **File No. 82 - 3989**
CONTROLLED BY THE BANKING COMMISSION
MARCH 2003

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	35.227.056	24.42
	002 2nd Common Stockholder	VALKIRIA S.A.	8.002.022.464	2	Colombian	14.918.863	10.34
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	10.332.347	7.16
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A..	8.909.034.079	2	Colombian	6.963.659	4.83
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.654.844	4.61
		CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	8.909.034.061	2	Colombian	5.427.085	3.76
	020 20th Common Stockholder						
	090 Other Stockholders With Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D.# 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held	% Interest
7	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.553.538	3.16
8	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.283..412	2.97
9	CIA. NACIONAL DE CHOCOLATES S.A.	8.909.000.501	2	COLOMBIANA	3.986.367	2.76
10	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.303.967	2.29
11	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.177.104	2.20
12	INTERNATIONAL FINANCE CORPORATION.(IFC)	236.001	N.A.	EXTRANJERA	2.667.856	1.85
13	FUNDACION BANCOLOMBIA	890.980.724	2	COLOMBIANA	1.804.758	1.25
14	IND.COL.DE CAFÉ –COLCAFE-	8..909.035.321	2	COLOMBIANA	1.647.857	1.14
15	FCA. DE CAFÉ LA BASTILLA S.A.	8.909.014.467	2	COLOMBIANA	1.611.457	1.12
16	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.414.416	0.98
17	CEMENTOS DEL CARIBE S.A.	8.901.002.510	2	COLOMBIANA	1.199.881	0.83
18	JARA ALBARRACIN MANUEL	19.354.408	1	COLOMBIANA	1.046.341	0.73
19	SUMITOMO MITSUI BANKING CORPORATION.	90.914.798	2	EXTRANJERA	944.283	0.65
20	INVERSIONES VILLEGAS 6 CIA. S. EN C.	811.011.514	2	COLOMBIANA	691.191	0.48
21	OTROS ACCIONISTAS CON MENOS PARTICIPACION				13.467.077	9.34
	Subtotal common shares				125.323.359	100.00
	Shares with preferential dividend without right to vote					
	Privileged Shares					
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236,001	N.A	EXTRANJERA	18,932,891	99.99
2	SANCHEZ DE COSSIO AURA ROSA	21,315,899	1	COLOMBIANA	1,578	0.01
3	COSSIO SANCHEZ JUAN DIEGO	71,700,812	1	COLOMBIANO	838	-
4	LONDOÑO ARANGO LUIS GONZALO	3,472,986	1	COLOMBIANO	48	-
5	LOPEZ ALVAREZ FERNANDO	8,265,280	1	COLOMBIANO	42	-
	Subtotal Privileged Shares				**18,935,397**	**100**
	Total Shares in Circulation				**144.258.756**	

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED
BY THE BANKING COMMISSION

CODE		LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04
		SHAREHOLDER/SHARE DESCRIPTION	CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
			# Shareholders	# Shares	# Shareholders	# Shares
01	005	Ordinary Stock	1.781	125.323.359	1.683	117.238.488
	010	Privileged Stock	5	18.935.397	5	18.935.397
	015	Preferred Stock	-	-	-	-
	999	TOTAL	1.786	144.258.756	1.688	136.173.885
		SHAREHOLDER DESCRIPTION				
02	005	% of Natural Persons	89.20	7.35	89.40	7.20
	010	% of Juristic Persons	10.97	92.65	10.60	92.80
	999	TOTAL	100	100	100	100
03	005	% of Foreign Investors	0.39	15.64	0.24	15.44
	010	% of Domestic Investors	99.61	84.36	99.76	8456
	999	TOTAL	100	100	100	100
04	005	% of Public Investors	0.06	-	0.06	-
	010	% of Private Investors	99.94	100	99.94	100
	999	TOTAL	100	100	100	100
05	% Range of Shares Held Individually		-	-		
	005	UP TO 3%	1.778	38.580.617	1.680	37.025.169
	010	3.01% - 10.00%	5	33.931.473	5	32.101.679
	015	10.01% - 20.00%	2	36.519.610	2	34.243.954
	020	20.01% - 30.00%	1	35.227.056	1	32.803.083
	025	30.01% - 40.00%	-	-	-	-
	030	40.01% - 50.00%	-	-	-	-
	035	MORE THAN 50.00%	-	-	-	-
	999	TOTAL	1.786	144.258.756	1.688	136.173.885

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER June 01	COLUMN 02 SAME QUARTER PRIOR YEAR June 01
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	3.443.80	3.103.39
	015	Equity Value of Share (Excl. Appreciation	3.122.69	3.214.60
	020	Earnings Or Loss Per Share	156.35	90.84
02	005	Value of Dividends Declared On Common Shares	8.146.018.335.00	6.682.593.816.00
	010	Value of Dividends Declared On Other Shares	1.600.041.046.50	1,403.112.917.70
	015	Value of Dividends Declared On Preferred Stock	-	-
	999	Total Value of Dividends Declared	9.746.059.381.50	8.085.706.733.70
03	005	Total Value of Dividend Per Common Share	65	-
	010	Total Value of Cash Dividend Per Common Share	65.00	57.00
	015	Frequency of Payment Of Dividend Per Common Share	Only	Quaterly
	020	No. of Payments Of Divident Per Share	4	4
	025	Date of First Payment	01-04-03	25-04-01
	030	Value of Dividend Per Common Share Paid In Shares	N.A.	N.A.
	035	Value of Extraordinary Dividend Per Share	N.A.	N.A.
	040	Value of Dividend Per Privileged Share	84.50	74.10
	045	Value of Dividend Per Preferred Share	-	-
04	005	Total Number of Employees	518	506
	010	% of Permanent Employees	97	97
	015	% of Temporary Employees	3	3
05	005	Depreciation Expense For Period	529	510
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

CORFINSURA

03 SEP 12 AM 7:21

Medellín, july 24, 2003

2 - 069146
File No. 82- 3989

OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

SUPPL

Re: 12G3-2 (b) Information Submitted by
Corporación Financiera Nacional y Suramericana S.A.

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,



MARGARITA MARIA MESA M.
Secretary General

CORPORACIÓN FINANCIERA NACIONAL Y SURAMERICANA S.A.
Carrera 43A No. 3-101 PBX (4) 319 62 00 Fax (4) 268 43 86 A.A. 1039 MEDELLÍN - COLOMBIA
Avenida 8 Norte No. 12N-43 PBX (2) 668 44 22 Fax (2) 668 26 12 A.A. 4289 CALI - COLOMBIA
Calle 72 No. 7-64 Piso 11 PBX (1) 376 68 68 Fax (1) 211 46 02 A.A. 8151 BOGOTÁ D.C. - COLOMBIA
Calle 34 (Plaza de los Coches Esquina) No. 7-33 Piso 3 PBX (5) 664 44 66 Fax (5) 664 39 29 A.A 570 CARTAGENA - COLOMBIA
Corfilínea 01 8000 515 511 - www.corfinsura.com

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION)
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES **File No. 82 - 3989**
CONTROLLED BY THE BANKING COMMISSION
JUNE 2003

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	35.227.056	24.42
	002 2nd Common Stockholder	VALKIRIA S.A.	8.002.022.464	2	Colombian	14.918.863	10.34
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	10.332.347	7.16
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A..	8.909.034.079	2	Colombian	6.963.659	4.83
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.654.844	4.61
		CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	8.909.034.061	2	Colombian	5.427.085	3.76
	020 20th Common Stockholder						
	090 Other Stockholders With Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D.# 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held	% Interest
7	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.553.538	3.16
8	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.283..412	2.97
9	CIA. NACIONAL DE CHOCOLATES S.A.	8.909.000.501	2	COLOMBIANA	3.986.367	2.76
10	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.303.967	2.29
11	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.177.104	2.20
12	INTERNATIONAL FINANCE CORPORATION.(IFC)	236.001	N.A.	EXTRANJERA	2.667.856	1.85
13	FUNDACION BANCOLOMBIA	890.980.724	2	COLOMBIANA	1.804.758	1.25
14	IND.COL.DE CAFÉ –COLCAFE-	8..909.035.321	2	COLOMBIANA	1.647.857	1.14
15	FCA. DE CAFÉ LA BASTILLA S.A.	8.909.014.467	2	COLOMBIANA	1.611.457	1.12
16	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.414.416	0.98
17	CEMENTOS DEL CARIBE S.A.	8.901.002.510	2	COLOMBIANA	1.199.881	0.83
18	SUMITOMO MITSUI BANKING CORPORATION.	90.914.798	2	EXTRANJERA	944.283	0.65
19	INVERSIONES VILLEGAS 6 CIA. S. EN C.	811.011.514	2	COLOMBIANA	691.191	0.48
20	JARA ALBARRACIN MANUEL	19.354.408	1	COLOMBIANA	498.354	0.35
21	OTROS ACCIONISTAS CON MENOS PARTICIPACION				14.015.064	9.72
	Subtotal common shares				125.323.359	100.00
	Shares with preferential dividend without right to vote					
	Privileged Shares					
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236,001	N.A	EXTRANJERA	18,932,891	99.99
2	SANCHEZ DE COSSIO AURA ROSA	21,315,899	1	COLOMBIANA	1,578	0.01
3	COSSIO SANCHEZ JUAN DIEGO	71,700,812	1	COLOMBIANO	838	-
4	LONDOÑO ARANGO LUIS GONZALO	3,472,986	1	COLOMBIANO	48	-
5	LOPEZ ALVAREZ FERNANDO	8,265,280	1	COLOMBIANO	42	-
	Subtotal Privileged Shares				**18,935,397**	**100**
	Total Shares in Circulation				**144.258.756**	

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED
BY THE BANKING COMMISSION

CODE		LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04
		SHAREHOLDER/SHARE DESCRIPTION	CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
			# Shareholders	# Shares	# Shareholders	# Shares
01	005	Ordinary Stock	1.849	125.323.359	1.683	125.323.359
	010	Privileged Stock	5	18.935.397	5	18.935.397
	015	Preferred Stock	-	-	-	-
	999	TOTAL	1.854	144.258.756	1.688	144.258.756
		SHAREHOLDER DESCRIPTION				
02	005	% of Natural Persons	88.40	6.91	89.26	7.36
	010	% of Juristic Persons	11.60	93.09	10.74	92.64
	999	TOTAL	100	100	100	100
03	005	% of Foreign Investors	0.38	15.64	0.42	16.03
	010	% of Domestic Investors	99.62	84.36	99.58	83.97
	999	TOTAL	100	100	100	100
04	005	% of Public Investors	0.05	-	0.06	-
	010	% of Private Investors	99.95	100	99.94	100
	999	TOTAL	100	100	100	100
05	% Range of Shares Held Individually		-	-		
	005	UP TO 3%	1.846	38.580.617	1.650	39.134.815
	010	3.01% - 10.00%	5	33.931.473	5	33.931.473
	015	10.01% - 20.00%	2	36.519.610	2	36.519.610
	020	20.01% - 30.00%	1	35.227.056	1	34.672.858
	025	30.01% - 40.00%	-	-	-	-
	030	40.01% - 50.00%	-	-	-	-
	035	MORE THAN 50.00%	-	-	-	-
	999	TOTAL	1.854	144.258.756	1.658	144.258.756

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER Julne 03	COLUMN 02 SAME QUARTER PRIOR YEAR June 02
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	3.917.78	3.109.49
	015	Equity Value of Share (Excl. Appreciation	3.967.00	3.086.21
	020	Earnings Or Loss Per Share	299.85	137.53
02	005	Value of Dividends Declared On Common Shares	8.146.018.335.00	6.682.593.816.00
	010	Value of Dividends Declared On Other Shares	1.600.041.046.50	1,403.112.917.70
	015	Value of Dividends Declared On Preferred Stock	-	-
	999	Total Value of Dividends Declared	9.746.059.381.50	8.085.706.733.70
03	005	Total Value of Dividend Per Common Share	65.00	57.00
	010	Total Value of Cash Dividend Per Common Share	65.00	-
	015	Frequency of Payment Of Dividend Per Common Share	Quaterly	Only
	020	No. of Payments Of Divident Per Share	4	1
	025	Date of First Payment	01-04-03	01-04-02
	030	Value of Dividend Per Common Share Paid In Shares	N.A.	N.A.
	035	Value of Extraordinary Dividend Per Share	N.A.	N.A.
	040	Value of Dividend Per Privileged Share	84.50	74.10
	045	Value of Dividend Per Preferred Share	-	-
04	005	Total Number of Employees	516	508
	010	% of Permanent Employees	97	97
	015	% of Temporary Employees	3	3
05	005	Depreciation Expense For Period	1.062	1.019
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

F-220-516